U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                     SVM Star Ventures Management GmbH No. 3
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   (Last)                           (First)             (Middle)

Possartstrasse 9 D-81679
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                                    (Street)

   Munich                        Germany
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                    Telaxis Communications Corporation "TLXS"
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year


                                   April 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          4/27/01        J(1)            203,658      D      (1)     235,768         D        (1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 517,992         I        (2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               1,111,111         I        (3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  91,963         I        (4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 623,724         I        (5)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  50,000         I        (6)
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

   Explanation of Responses:

(1) Distribution from SVM Star Ventures Management GmbH No. 3 to its trust beneficiaries. SVM Star Ventures Management GmbH No.3 manages the affairs of SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Managementgesellschaft mbh Nr.3 & Co. Betelligungs KG Nr.2, SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), and Star Growth Enterprise, a German Civil Law Partnership (with limitation of liabilty). Dr. Barel is the sole director of SVM Star Ventures Management GmbH No. 3, and may be deemed to be the beneficial owner of shares reflected on this Form 4, but Dr. Barel expressly disclaims beneficial ownership of all shares except for the 50,000 shares listed in note (6) which were previously held in trust for Dr. Barel and which are included in the 203,658 shares distributed by SVM Star Ventures Management GmbH No. 3 described in this footmote.

(2) Shares held by SVE Star Ventures Enterprises No. V. This filing shall not be deemed an admission by SVE Star Ventures Enterprises No. V. that it is, for purposes of Section 16 or otherwise, the beneficial owner of all the equity securities covered by this statement.

(3) Shares held by Star Growth Enterprise. This filing shall not be deemed an admission by Star Growth Enterprise that it is, for purposes of Section 16 or otherwise, the beneficial owner of all the equity securities covered by this statement.

(4) Shares held by SVE Star Ventures Managementgesellschaft mbh Nr.3 & Co. Betelligungs KG Nr.2. This filing shall not be deemed an admission by SVE Star Ventures Managementgesellschaft mbh Nr.3 & Co. Betelligungs KG Nr.2 that it is, for purposes of Section 16 or otherwise, the beneficial owner of all the equity securities covered by this statement.

(5) Shares held by SVE Star Ventures Enterprises No. VII. This filing shall not be deemed an admission by SVE Star Ventures Enterprises No. VII that it is, for purposes of Section 16 or otherwise, the beneficial owner of all the equity securities covered by this statement.

(6)  Shares held directly by Dr. Barel. See footnote (1).


  SVM Star Ventures Management GmbH No. 3


           /s/ Dr. Meir Barel, Director                         5/7/2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                             JOINT FILER INFORMATION
                     SVM Star Ventures Management Gmbh No. 3
                                Possartstrasse 9
                                     D-81679
                                 Munich, Germany
                      Statement for Month/Year: April 2001
   Issuer Name and Ticker symbol: Telaxis Communications Corporation ("TLXS")


Name:             Dr. Meir Barel
Address:          c/o SVM Star Ventures Management Gmbh No. 3
                  Possartstrasse 9
                  D-81679
                  Munich Germany

Designated Filer: SVM Star Ventures Management Gmbh No. 3

Issuer & Ticker
Symbol:           Telaxis Communications Corporation (TLXS)

Statement for
Month/Year        April 2001


/s/ Dr. Meir Barel
------------------
Dr. Meir Barel